Exhibit 99.(b)

Consolidated Financial Statements GTIS-HOV Holdings V, L.L.C. Period From April 29, 2016 (Inception) Through October 31, 2016 With Independent Auditors’ Report

GTIS-HOV Holdings V, L.L.C.

Consolidated Financial Statements

Period from April 29, 2016 (Inception) through

October 31, 2016

INDEPENDENT AUDITORS' REPORT

To the Members of
GTIS-HOV Holdings V, L.L.C.
Red Bank, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings V, L.L.C. and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of October 31, 2016, and the related consolidated statement of operations, changes in members' equity, and cash flows for the period from April 29, 2016 (date of inception) to October 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2016, and the results of its operations and its cash flows for the period from April 29, 2016 (date of inception) to October 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

December 20, 2016

GTIS-HOV Holdings V, L.L.C.

Consolidated Balance Sheet
(Dollars in Thousands)

October 31, 2016

Assets
Cash	$14,981
Restricted cash and cash equivalents	33
Receivables and deposits	1,303
Inventories:
Land and land development	83,863
Construction in process	19,132
Consolidated inventory not owned	791
Total inventories	103,786

Prepaid expenses	5,905
Total assets	$126,008

Liabilities and Members’ equity
Notes Payable	$87,836
Liabilities from inventory not owned	593
Accounts payable and other liabilities	8,858
Customers’ deposits	2,299
Accrued interest	4,453
Total liabilities	104,039

Commitments and contingencies (Note 6)

Members’ equity	21,969
Total liabilities and members’ equity	$126,008

See notes to consolidated financial statements.

GTIS-HOV Holdings V, L.L.C.

Consolidated Statement of Operations
(Dollars in Thousands)

Period From April 29, 2016 (Inception) Through October 31, 2016

Revenue:
Sale of homes	$5,601
Other revenue	8
Total revenue	5,609

Expenses:
Direct costs:
Land and land development	2,377
Construction	1,966
Other	301
Direct cost of sales	4,644

Cost of sales interest	449

Indirect cost of sales:
Construction and service overhead	258
Other	128
Total indirect cost of sales	386
Gross margin	130

Selling, general and administrative expense	2,766

Interest expense	1,538

Net loss	$(4,174)

See notes to consolidated financial statements.

GTIS-HOV Holdings V, L.L.C.

Consolidated Statement of Changes in Members’ Equity

(Dollars in Thousands)

Period From April 29, 2016 (Inception) Through October 31, 2016

	K. Hovnanian
	GT V	Hov V
	Investment,	Parallel	GTIS Hov V
	LLC	Blocker, LLC	Co-Invest, LLC	Total
Initial Capital Contributions	$21,786	$526	$3,831	$26,143
Net loss	(3,478)	(84)	(612)	(4,174)
Balance at October 31, 2016	$18,308	$442	$3,219	$21,969

See notes to consolidated financial statements.

GTIS-HOV Holdings V, L.L.C.

Consolidated Statement of Cash Flows
(Dollars in Thousands)

Period From April 29, 2016 (Inception) Through October 31, 2016

Operating activities
Net loss	$(4,174)
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	(7,208)
Inventories	(103,786)
Accounts payable and other liabilities	13,311
Customers’ deposits	2,299
Net cash used in operating activities	(99,558)

Investing activities
Restricted cash (to) from warranty service dollars	(33)
Net cash used in investing activities	(33)

Financing activities
Member contributions	26,143
Proceeds from notes payable	88,770
Payments related to notes payable	(934)
Proceeds from model sale leaseback financing program	593
Net cash provided by financing activities	114,572

Net increase (decrease) in cash	14,981
Cash balance, beginning of year	–
Cash balance, end of year	$14,981

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$43

See notes to consolidated financial statements.

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements

Period From April 29, 2016 (Inception) Through October 31, 2016

1. Description of Business

GTIS-HOV Holdings V, L.L.C. (with its subsidiaries, the “Company”) is a residential home developer that markets its products in Arizona, Illinois, Maryland, New Jersey, South Carolina and Virginia. All construction activity is performed by subcontractors supervised by the Company.

On April 29, 2016, K. Hovnanian GT V Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Hov V Parallel Blocker, LLC and GTIS Hov V Co-Invest, LP (collectively, “GTIS”) (both affiliates of GTIS Partners) to develop, construct, and sell residential communities. The Company purchased eight properties from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value.

The Company is a limited-life entity. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2065. Capital was contributed by K-Hov and GTIS in the following proportion: 83.3333% by K-Hov; and 16.6667% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Restricted cash and cash equivalents

Restricted cash and cash equivalents include cash collateralizing surety bonds and the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate that they may be impaired and that the Company will be unable to recover its recorded investment. The Company has not recorded any inventory impairments since inception.

“Consolidated inventory not owned” consists of certain model sale leasebacks that are included on the balance sheet in accordance with accounting principles generally accepted in the United States of America. Some of the assets acquired by the Company included certain model homes sold and leased back with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this continued involvement, for accounting purposes in accordance with Accounting Standards Codification 360-20-40-38, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the balance sheet, at October 2016, inventory of $0.8 million, was recorded to “Consolidated inventory not owned,” with a corresponding amount of $0.6 million, recorded to “Liabilities from inventories not owned.”

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warrants a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house (varies for each community) at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K Hovnanian JV Services Company, LLC, to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve for the period from April 29, 2016 through October 31, 2016 were as follows:

(In thousands)
Balance, beginning of period	$-
Additions	33
Charges	(1)
Balance, end of period	$32

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $0.5 million, in the period from April 29, 2016 through October 31, 2016 and are included in selling overhead on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, Revenue Recognition, most industry-specific guidance in the Accounting Standards Codification. In August 2015, the FASB issued ASU 2015-14 on this same topic, which defers for one year the effective date of ASU 2014-09, therefore making the guidance effective for the Company beginning November 1, 2018. Additionally, the FASB also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the impact of adopting this guidance on our Consolidated Financial Statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which requires management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year of the date the financial statements are issued and to provide related disclosures, if required. ASU 2014-15 is effective for the Company for our fiscal year ending October 31, 2017. Early adoption is permitted. We do not anticipate the adoption of ASU 2014-15 to have a material impact on the Company’s Consolidated Financial Statements.

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”), which amends the consolidation requirements in ASC 810, primarily related to limited partnerships and VIEs. ASU 2015-02 is effective for the Company beginning on November 1, 2016. Early adoption is permitted. We do not anticipate the adoption of ASU 2015-02 to have a material impact on the Company’s Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03, “Interest - Imputation of Interest” (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This new guidance is a change from the current treatment of recording debt issuance costs as an asset representing a deferred charge, and is consistent with the accounting treatment for debt discounts. The guidance, which requires retrospective application, is effective for the Company beginning November 1, 2016. Early adoption is permitted. We do not anticipate the adoption of ASU 2015-03 to have a material impact on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. ASU 2016-15 is effective for the Company’s fiscal year beginning November 1, 2019. Early adoption is permitted. We are currently evaluating the potential impact of adopting this guidance on our Consolidated Financial Statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for the Company’s fiscal year beginning November 1, 2019. Early adoption is permitted. We are currently evaluating the potential impact of adopting this guidance on our Consolidated Financial Statements.

3. Related-Party Transactions

As the administrative member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

3. Related-Party Transactions (continued)

Administrative charge	4% of home sales revenue

Insurance charge	$6,840 per home sold – Arizona
$6,679 per home sold – Illinois
$6,348 per home sold – Maryland
$8,099 per home sold – New Jersey
$6,605 per home sold – South Carolina
$6,155 per home sold – Virginia

Warranty services charge	$2,038 per home sold – Arizona
$1,559 per home sold – Illinois
$5,564 per home sold – Maryland
$3,597 per home sold – New Jersey
$2,871 per home sold – South Carolina
$5,036 per home sold – Virginia

The administrative charge is included in general and administrative expense, the insurance charge is included in general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statement of operations.

The following table summarizes the related party fees incurred for the period from April 29, 2016 through October 31, 2016:

(In thousands)
Administrative charge	$217
Insurance charge	$59
Warranty services charge	$33

4. Note Payable

The Company has a secured promissory note with a lender that is an affiliate of GTIS that matures on April 30, 2023. As of October 31, 2016, the note had a principal balance of $61.0 million, plus $4.4 million of accrued, unpaid interest. Interest is payable monthly at a rate of 16% per annum, which can be deferred and added to the unpaid principal balance, and thereafter, be subject to interest at the note rate. The note is secured by all of the Company’s property and improvements except for properties with separate secured loans described herein. The Company also had community-specific project financing in five communities, secured by the related property and improvements. The total commitment for these loans is $67.0 million. Interest on amounts drawn is payable monthly at a rate ranging from 3.78% to 7.50% per annum. As of October 31, 2016, the total amount drawn on all loans was $26.8 million.

GTIS-HOV Holdings V, L.L.C.

Notes to Consolidated Financial Statements (continued)

6. Commitments and Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial statements.

7. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Level 1 fair value is determined based on quoted prices in active markets for identical assets. Our Level 1 financial instruments consist of cash, restricted cash, and cash equivalents, the fair value of which is based on Level 1 inputs. Our level 3 financial instruments consist of our notes payable, the fair value of which is based on third-party statements. The book value of these financial instruments approximates fair value.

8. Subsequent Events

The Company evaluated subsequent events that took place after October 31, 2016, through December 20, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of October 31, 2016.